SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for 01 August 2005
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F      X           Form 40-F _____
Enclosures: Sasol Limited Audited Group Results and Declaration of Dividend 52
                     of Sasol Limited for the year ended 30 June 2005

sasol limited
audited group results
and declaration of dividend number 52 of Sasol Limited for the year ended 30 June 2005

Record headline earnings
Most businesses achieve commendable
improvements
Total dividend increased by 20% to
R5,40 per share
Gearing improves to 38%. Capital
expenditure of R13,2 billion, with nearly
R10 billion (75%) invested in South Africa
Contribution to economic wealth of
South Africa increases by 22% to
R21,5 billion
Sasol's international credit rating
upgraded

Turnover (R billion)
2001
2002
2003
2004
2005
70
60
50
40
30
20
10
0
Operating profit (R billion)
2002
2001
2003
2004
2005
15
12
9
6
3
0
Attributable earnings and
dividend per share (cents)
2002
2001
2003
2004
2005
1 600
1 200
800
400
0
Gearing (%)
2002
2001
2003
2004
2005
50
40
30
20
10
0
2004
2005
2005
2004
Turnover
Operating profit
R million
Business unit (before capital items)
R million
1 083
1 471
•
Mining
1 224
1 177
1 329
820
•
Synfuels
7 670
5 515
18 554
23 525
•
Liquid Fuels Business
1 963
1 429
1 389
1 408
•
Gas
932
387
7
—
•
Synfuels International
(232)
(138)
17 133
18 040
•
Olefins and Surfactants
562
(46)
6 576
7 199
•
Polymers
1 496
971
5 956
8 063
•
Solvents
1 625
135
8 124
8 713
•
Other
541
(89)
60 151
69 239
15 781
9 341
Effect of capital items
(1 275)
(27)
14 506
9 314
2004
2005
2005
2004
Turnover
Operating profit
R million
Geographic analysis
R million
28 954
35 395
South Africa
12 236
8 505
3 062
2 553
Rest of Africa
536
204
15 632
17 145
Europe
1 486
591
3 509
3 840
Middle East, India, Far East
389
277
7 060
8 149
North America
(221)
(303)
723
760
South America
(5)
4
1 211
1 397
Southeast Asia
85
36
60 151
69 239
14 506
9 314
2005
turnover
2004
2005
operating profit
2004
Attributable earnings per share
Dividend per share

record headline earnings
Attributable earnings increased by 61% from R5,9 billion to R9,6 billion. Headline earnings per share increased by 87% to R17,49. In US dollar terms, headline earnings per share of US$2,82 represent a 107% increase.
higher oil prices – stronger rand
Operating profit increased by R5,2 billion (56%) to R14,5 billion. Higher average international oil prices (dated Brent US$46,17/b versus US$31,30/b in 2004) boosted operating profit by about R2,5 billion. This benefit was partly offset by the adverse impact of the stronger rand during the year (average rate R6,21 : US$1,00 versus R6,88 : US$1,00 in 2004), which reduced operating profit by approximately R2,7 billion. Translation effects at year-end were, however, slightly positive compared to the significant adverse effects at 30 June 2004, resulting in a positive turnaround of R1,1 billion. The net adverse currency effect on operating profit amounted, therefore, to R1,6 billion, representing a 64% reduction of the benefit derived from higher oil prices.
The net adverse impact of currency effects manifested themselves across all of Sasol's businesses. The benefit of higher oil prices were, however, only realised in the energy and fuel-related businesses with adverse effects being experienced in the chemical businesses because of higher oil-derivative feedstock costs.
Our energy and fuel-related businesses achieved a 42% increase in operating profit.
After a few years of being depressed, international chemical prices and margins improved substantially. Together with the benefits of productivity improvements and selling or closing non-core or poor performing businesses, this resulted in the operating profit of our chemical businesses increasing significantly (130%), despite higher feedstock costs and capital write-offs relating mainly to impairments.
The effect of capital write-offs amounted to R1,3 billion (pre-tax), most of which arose in the chemical businesses. Significant impairments were made in Sasol Solvents and Sasol Olefins and Surfactants and related primarily to the n-butanol plant at Sasolburg and the linear alkyl benzene (LAB) plant in the USA. In the case of the n-butanol plant, this write-off is a consequence of the investment having been made in previous years, when the weaker rand negatively impacted capital costs, and its revenue streams are now based on a much stronger rand than originally envisaged.
Operating profit was increased by R1,3 billion as a result of changes in International Financial Reporting Standards (IFRS) relating to depreciation and goodwill. During the year, the expected remaining useful lives of our assets were reviewed and – as a consequence – depreciation was reduced by R1,5 billion. This amount was reduced by R0,2 billion because of the change in the accounting treatment of goodwill whereby goodwill is no longer amortised over the remaining life of the asset to which it is related, but is subject to an annual impairment test.
The decrease in the South African company tax rate from 30% to 29% resulted in a reduction of the tax charge of approximately R0,3 billion.
Capital expenditure amounted to R13,2 billion. Major projects advanced included the fuel quality enhancement and polymer expansion project (Project Turbo) in South Africa, the Oryx gas-to-liquids (GTL) venture in Qatar and the Arya Sasol Polymers project in Iran.
Gearing (net debt as a percentage of shareholders' equity) reduced from 41% at 30 June 2004 to 38% and was well within our targeted range of 30% to 50%. Moody’s assigned Sasol Aa3.za long-term and prime-1.za short-term South African national scale credit ratings. Standard & Poor’s also upgraded Sasol’s credit rating to BBB+ during the year.
The total dividend declared of R5,40 represents a 20% increase compared to the previous year. The dividend cover of 2,9 is suitably within our target range of 2,5 to 3,5 times.
sasol mining
The operating profit of Sasol Mining of R1 247 million was 4% better than the previous year despite sales volumes being 9% lower because of the closure of the coal-fired gasifiers at Sasolburg following the introduction of natural gas from Mozambique.
sasol synfuels
Primarily because of higher oil prices, net of the oil hedge which expired at the end of May 2005, Sasol Synfuels achieved an increase in operating profit of 37% to R7 560 million. Production volumes decreased slightly (3%) because of the adverse impact of unplanned shutdowns, which was partly offset by the benefit of introducing natural gas to improve plant operational stability.
sasol liquid fuels business
Higher refinery margins resulted in our liquid fuels business increasing operating profit by 33% to R1 900 million. Sales volumes transacted through Sasol and Exel retail fuel outlets exceeded expectations and market share objectives were met.
The proposed merging of our liquid fuels business with Engen was conditionally recommended during the year by the South African Competition Commission to the Competition Tribunal. The envisaged formation of the merged entity (Uhambo Oil) will be considered at the Competition Tribunal during October 2005.
The announcement of our significant equity empowerment transaction in this business is imminent.
sasol gas
Primarily driven by higher sales of natural gas both to external customers and Sasol businesses, operating profit increased by 141% to R932 million. Post-commissioning problems were experienced with the newly-installed auto thermal reformers in Sasolburg resulting in supply problems which have since been resolved.
sasol synfuels international
This business hosts the growth ambitions of the group relating to GTL and coal-to-liquid ventures. Its costs are associated with advancing the Qatar and Nigeria GTL projects and evaluating others in accordance with our strategic objective to build these global businesses. Costs rose to R199 million in the year as a direct consequence of increased activity in this respect, net of receipts of R33 million.
sasol olefins and surfactants
The operating loss of Sasol Olefins and Surfactants of R221 million includes capital write-offs of R783 million which arose mainly because of impairments. The significant assets impaired include the LAB plant in the USA and the zeolite plant in Italy. Sunk costs associated with the proposed octene-3 plant in South Africa have also been impaired.
Excluding these capital write-offs, the operating profit of R562 million also includes a net benefit of R374 million from accounting standard changes, resulting in an operating profit of R188 million which compares with an operating loss incurred in the previous year of R46 million.
While significantly higher oil-derivative feedstock costs were recovered through higher selling prices, the comparable improvement in operating performance materialised mainly because of continuing successes in cost reductions and productivity improvements.

sasol polymers
Higher international polymer prices and margins, together with ongoing benefits arising from productivity improvements, offset much higher oil-derivative feedstock costs. Sasol Polymers achieved a pleasing 44% improvement in operating profit to R1 484 million.
sasol solvents
Various plant outages experienced throughout the industry and strong international demand resulted in global supply shortfalls which caused unprecedented high solvent selling prices and margins. As a result, and aided by the benefits of stringent cost management, Sasol Solvents increased operating profit from R117 million to R1 243 million after taking into account the impairment of n-butanol.
other businesses
Sasol Wax experienced a slight reduction in operating profit to R212 million because of not being able to recover higher oil-derivative feedstock costs through higher selling prices, primarily in Europe because of intense competition from Chinese producers.
Sasol Nitro had an excellent year with its operating profit increasing more than twelve-fold to over R400 million, mainly because of improved margins and higher volumes in both the fertilizers and explosives businesses and non-recurring capital items in the previous year.
Sasol Petroleum International benefited from the contribution of increased gas production in Mozambique and its oil revenues from off-shore West Africa. It achieved an operating profit of R281 million.This is the first year this fledgling business has been profitable.This performance augers well for the future.
profit outlook
International oil and commodity chemical markets and prices are unstable and so forecasting these with confidence is not possible. Nevertheless, assuming no major disruptions in world currency and energy markets, we anticipate satisfactory growth in earnings in the year ahead.
basis of preparation and accounting policies
The condensed consolidated financial statements for the year ended 30 June 2005 have been prepared in compliance with the Listings Requirements of the JSE Limited, IFRS and the South African Companies Act, 1973, as amended.
The accounting policies applied in the presentation of the condensed consolidated financial statements are consistent with those applied for the year ended 30 June 2004 except for the accounting treatment of goodwill and property,plant and equipment which have been amended following the adoption of IFRS3 Business Combinations and IAS16 Property, Plant and Equipment. The result of these changes is that goodwill is no longer amortised, negative goodwill at 30 June 2004 is written off against accumulated earnings and the useful lives of property,plant and equipment have been reassessed resulting in an increase in operating profit of R1,3 billion and a related increase in earnings per share of 139 cents.
These condensed consolidated financial statements have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value.
The principal reporting currency of the Sasol group is rand.This currency reflects the economic substance of the underlying events and circumstances of the group.
related party transactions
The group, in the ordinary course of business, enters into various sale and purchase transactions on an arm's length basis at market rates with related parties.
significant acquisitions and disposals of businesses
Subsidiaries
On 9 November 2004, Sasol Oil (Pty) Limited invested in Namibian Liquid Fuel (Pty) Limited (NLF). The main purpose of NLF is to supply various petroleum products into the Namibian market. In terms of the agreement entered into between the shareholders of NLF, for the 2005 financial year, Sasol effectively controlled this entity and was entitled to 90% of the income from this business. NLF has accordingly been consolidated as a subsidiary for the 2005 financial year.
On 24 December 2004, the group sold its investments in two South African captive insurance companies for R17 million, which was equal to their carrying value.
On 1 March 2005, Sasol Wax International AG underwent a restructuring. The result of the restructuring was the disposal of its investment in Euro Schumann Sasol Wax GmbH, the acquisition of 100% of the investment in Sasol Wax Danmark APS and an acquisition of a direct 31,25% interest in Paramelt RMC BV. Significant influence in this entity has been retained. This was a non-cash, share-for-share exchange transaction. Paramelt is reflected in the 2005 results as an equity accounted associate and Sasol Wax Danmark is consolidated as a subsidiary.
Joint venture
On 24 September 2004, the group disposed of its investment in Sasol Southwest Energy LLC for R20 million. Following an impairment charge in the prior year, the final disposal of the investment realised a profit of R28 million.
Associate
During the year, the group reclassified its investment in FFS Refiners (Pty) Limited from an investment in associate to an investment held-for-sale as it is anticipated that the disposal of this entity will be completed within the next year.
post-balance sheet date events
In May 2005, the Competition Commission conditionally recommended the approval of the proposed joint venture between Sasol Limited and Petroliam Nasional Berhad of their respective liquid fuels businesses, Sasol Oil (Pty) Limited and Engen Limited, to be called Uhambo Oil Limited, to the Competition Tribunal. Public hearings are scheduled for October 2005 whereafter the Competition Tribunal will give its ruling.
On 1 July 2005, a 25% interest in the Republic of Mozambique Pipeline Investments Company (Pty) Limited was sold to iGas (Pty) Limited (owned by the South African Government) for R609 million realising a profit of R189 million.
On 1 August 2005, Sasol announced that it is considering the divestment from its Olefins and Surfactants business including its Safol plant but excluding its co-monomers activities in South Africa. The potential divestment is subject to an acceptable selling price being attained.
principal foreign currency conversion rates
One unit of foreign currency equals:
30 June 2005
30 June 2004
Rand/US$ (closing – at end of year)
6,67
6,62
Rand/US$ (average – for the year)
6,21
6,88
Rand/euro (closing – at end of year)
8,07
7,57
Rand/euro (average – for the year)
7,89
8,19

independent audit by KPMG Inc
The group's condensed consolidated financial statements have been derived from the audited consolidated financial statements at 30 June 2005 and for the year thenended. Our auditors, KPMG Inc, have audited the consolidated financial statements in accordance with International Standards on Auditing. A copy of their unqualifiedaudit report is available for inspection at the registered office of Sasol Limited.

declaration of dividend number 52
The directors of Sasol Limited have declared a final dividend of 310 cents per share (2004: 235 cents per share) for the year ended 30 June 2005. The dividend has beendeclared in the currency of the Republic of South Africa. The salient dates are:
Last day for trading to qualify for and participate in the dividend (cum dividend)
Friday, 7 October 2005
Trading ex dividend commences
Monday, 10 October 2005
Record date
Friday, 14 October 2005
Dividend payment date (electronic and certificated register)
Monday, 17 October 2005
On 17 October 2005, dividends due to certificated shareholders on the South African Registry will either be electronically transferred to shareholders’ bank accounts or,in the absence of suitable mandates, dividend cheques will be posted to such shareholders.
Shareholders who have dematerialised their share certificates will have their accounts at their Central Securities Depository Participant or Broker credited on Monday,17 October 2005. Share certificates may not be dematerialised or rematerialised between Monday, 10 October 2005 and Friday, 14 October 2005, both days inclusive.

On behalf of the board
P du P Kruger
L P A Davies
T S Munday
Chairman
Chief executive
Deputy chief executive &
Sasol Limited
chief financial officer
12 September 2005
Sasol expresses regret relating to the tragic incidents experienced during the past financial year.We again extend our sincere condolences to all those affected and assure every stakeholder of our unequivocal commitment to a zero-harm working environment.
Forward-looking statements: In this report we make certain statements that are not historical facts and relate to analyses and other information based on forecasts of future results not yet determinable, relating, amongst other things, to exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. These are forward-looking statements as defined in the United States Private Securities Litigation Reform Act of 1995. Words such as “believe”,“anticipate”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “endeavour” and “project” and similar expressions are intended to identify such forward-looking statements,but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties and, if one or more of these risks materialise, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated. The factors that could cause our actual results to differ materially from such forward-looking statements are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 29 October 2004 and in other filings with the United States Securities and Exchange Commission. Forward-looking statements apply only as of the date on which they are made, and Sasol does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.
Please note: A billion is defined as one thousand million. The financial statements are presented on a condensed consolidated basis.
Registered office:  Sasol Limited, 1 Sturdee Avenue, Rosebank, Johannesburg 2196, P.O. Box 5486, Johannesburg 2000
Share registrars: Computershare Investor Services 2004 (Pty) Limited, 70 Marshall Street, Johannesburg 2001
P.O. Box 61051, Marshalltown 2107, South Africa. Tel: +27 11 370 7700. Fax: +27 11 370 5271/2
Directors (non-executive):P du P Kruger (Chairman), P V Cox (Deputy chairman), E le R Bradley, W A M Clewlow,
B P Connellan, M S V Gantsho, A Jain (Indian), I N Mkhize, S Montsi, J E Schrempp (German), C B Strauss
(Executive): L P A Davies (Chief executive), T S Munday (Deputy chief executive and chief financial officer)
Company secretary: N L Joubert
Company registration number: 1979/003231/06 , Incorporated in the Republic of South Africa
JSE
NYSE
Share code:
SOL
SSL
ISIN code:
ZAE000006896
US8038663006
American depositary receipt (ADR) program: Cusip number 803866300 ADR to ordinary share 1:1
Depositary: The Bank of New York, 22nd floor, 101 Barclay Street, New York, N.Y. 10286, U.S.A.
website:www.sasol.com
e-mail:investor.relations@sasol.com

balance sheet
at 30 June
2005
2004
Rm
Rm
ASSETS
Property, plant and equipment
56 550
46 858
Goodwill (net of negative goodwill in 2004)
509
92
Intangible assets
1 900
2 236
Post-retirement benefit assets
300
239
Deferred tax assets
409
306
Other long-term assets
2 212
1 877
Non-current assets
61 880
51 608
Investments held-for-sale
41
—
Inventories
9 995
8 292
Trade and other receivables
12 384
10 971
Short-term financial assets
178
25
Restricted cash
1 002
527
Cash
2 509
2 063
Current assets
26 109
21 878
TOTAL ASSETS
87 989
73 486
EQUITY AND LIABILITIES
Shareholders’ equity
43 530
35 027
Minority interest
256
373
Long-term debt
12 951
9 110
Long-term provisions
2 954
2 362
Post-retirement benefit obligations
2 970
2 724
Long-term deferred income
763
237
Deferred tax liability
6 286
5 768
Non-current liabilities
25 924
20 201
Short-term debt
3 300
3 265
Short-term financial liabilities
792
1 205
Other current liabilities
11 572
9 302
Bank overdraft (including overnight borrowings)
2 615
4 113
Current liabilities
18 279
17 885
TOTAL EQUITY AND LIABILITIES
87 989
73 486

income statement
for the year ended 30 June
2005
2004
Rm
Rm
Turnover
69 239
60 151
Cost of sales and services rendered
(42 267)
(38 794)
Gross profit
26 972
21 357
Non-trading income
417
343
Marketing and distribution expenditure
(5 097)
(4 920)
Administrative expenditure
(4 075)
(3 744)
Other operating expenditure
(3 802)
(2 687)
Translation gains/(losses)
91
(1 035)
Operating profit
14 506
9 314
Dividends and interest received
149
190
Income from associates
184
117
Borrowing costs (net of amounts capitalised)
(587)
(439)
Net income before tax
14 252
9 182
Taxation
(4 568)
(3 175)
Earnings
9 684
6 007
Attributable to
Shareholders
9 573
5 940
Minority interests in subsidiaries
111
67
9 684
6 007
Basic earnings per share (cents)
– attributable earnings basis
1 560
974
– headline earnings basis
1 749
934
Diluted earnings per share (cents)
1
– attributable earnings basis
1 533
964
– headline earnings basis
1 719
925
Dividends per share (cents)
– interim
230
215
– final
310
2
235
540
450
1
Taking the Sasol Share Incentive Scheme into account.
2
Declared subsequent to 30 June 2005 and has been presented for information purposes only. No provision regarding this final dividend has been recognised.

changes in equity statement (condensed)
for the year ended 30 June
2005
2004
Rm
Rm
Opening balance
35 027
33 518
Negative goodwill written off
610
—
Shares issued
311
109
Shares repurchased
—
(33)
Attributable earnings
9 573
5 940
Dividends paid
(2 856)
(2 745)
Increase/(decrease) in foreign currency translation reserve
313
(1 217)
Increase/(decrease) in cash flow hedge accounting reserve
552
(545)
Closing balance
43 530
35 027
Comprising
Share capital
3 203
2 892
Share repurchase programme
(3 647)
(3 647)
Accumulated earnings
45 643
38 236
Foreign currency translation reserve
(1 336)
(1 569)
Investment fair value reserve
2
2
Cash flow hedge accounting reserve
(335)
(887)
Shareholders’ equity
43 530
35 027

cash flow statement (condensed)
for the year ended 30 June
2005
2004
Rm
Rm
Cash receipts from customers
68 263
59 952
Cash paid to suppliers and employees
(49 451)
(44 801)
Cash generated by operating activities
18 812
15 151
Investment income
169
230
Borrowing costs paid
(1 523)
(1 384)
Dividends paid
(2 856)
(2 745)
Tax paid
(3 753)
(3 963)
Cash available from operating activities
10 849
7 289
Additions to property, plant and equipment*
(12 414)
(10 888)
Acquisition of businesses
—
(555)
Cash acquired on acquisition of businesses
—
163
Disposal of businesses
36
283
Cash disposed of on disposal of businesses
(94)
(2)
Other net cash flows from investing activities
245
(29)
Cash utilised in investing activities
(12 227)
(11 028)
Share capital issued
311
109
Share repurchase programme
—
(33)
Dividends paid to minority shareholders
(64)
(37)
Contributions from minority shareholders
—
75
Increase in long-term debt
4 165
4 386
Decrease in short-term debt
(440)
(2 616)
Cash effect of financing activities
3 972
1 884
Effect of translation on cash of foreign entities
(175)
(251)
Increase/(decrease) in cash and cash equivalents
2 419
(2 106)
Cash and cash equivalents at beginning of year
(1 523)
583
Cash and cash equivalents at end of year
896
(1 523)
Comprising
Restricted cash
1 002
527
Cash
2 509
2 063
Bank overdraft
(2 615)
(4 113)
896
(1 523)
*After taking the effect of cash flow hedge accounting on foreign exchange contracts (R0,6 billion) into account.

value added statement
for the year ended 30 June
2005
2004
Rm
Rm
Turnover
69 239
60 151
Purchased materials and services
(42 079)
(37 085)
Value added
27 160
23 066
Investment income
333
307
Wealth created
27 493
23 373
South Africa
21 474
17 664
Rest of world
6 019
5 709
Wealth created
27 493
23 373
Employees
8 645
8 731
Providers of equity capital
2 967
2 812
Providers of loan capital
587
439
Government
4 326
3 421
Reinvested in the group
10 968
7 970
Wealth distribution
27 493
23 373

salient features
2005
2004
Selected ratios
Return on equity
%
24,4
17,3
Return on total assets
%
18,4
13,4
Operating margin
%
21,0
15,5
Borrowing cost cover
times
9,7
7,0
Dividend cover
times
2,9
2,2
Share statistics
Total shares in issue
million
676,9
671,3
Treasury shares (share repurchase programme)
million
60,1
60,1
Weighted average number of shares
million
613,8
610,0
Diluted weighted average number of shares
million
624,4
616,2
Share price (closing)
rand
180,80
96,10
Market capitalisation
Rm
122 379
64 509
Net asset value per share
rand
70,58
57,31
Other financial information
Total debt (including bank overdraft)
– interest bearing
Rm
18 865
16 448
– non-interest bearing
Rm
1
40
Borrowing costs capitalised
Rm
1 116
1 105
Capital commitments
Rm
19 169
24 780
– authorised and contracted
Rm
26 679
18 216
– authorised, not yet contracted
Rm
7 740
14 397
– less expenditure to date
Rm
(15 250)
(7 833)
Guarantees and contingent liabilities
– total amount
Rm
33 122
25 835
– liability included on balance sheet
Rm
11 230
9 759
Significant items in operating profit
– employee costs
Rm
8 645
8 731
– depreciation of property, plant and equipment
Rm
3 591
4 723
– operating lease charges
Rm
462
350
Directors’ remuneration
Rm
26
22
Share options granted to directors – cumulative
’000
1 205
1 451
Effective tax rate
%
32,1
34,6
Employees
number
30 004
30 910
Average crude oil price – dated Brent
US$/barrel
46,17
31,30
Average rand/US$ exchange rate
1US$ = rand
6,21
6,88
Reconciliation of headline earnings
Rm
Rm
Attributable earnings
9 573
5 940
Effect of capital items
1 275
27
– impairment of assets
1 078
342
– profit on disposal of assets
(60)
(341)
– scrapping of property, plant and equipment
290
26
– profit on sale of participation rights in GTL project
(33)
—
Amortisation of goodwill
—
21
Amortisation of negative goodwill
—
(225)
Tax effect on reconciling items
(235)
(65)
Deferred tax asset written off
122
—
Headline earnings
10 735
5 698
Capital items included in operating profit
Rm
Rm
Mining
(23)
(17)
Synfuels
110
3
Liquid Fuels Business
63
—
Synfuels International
(33)
—
Olefins and Surfactants
783
21
Polymers
12
(59)
Solvents
382
18
Other
(19)
61
1 275
27
The reader is referred to the definitions contained in the 2004 Sasol Limited annual financial statements.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Date: 12 September 2005
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary